Filed by XCare.net, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934

Subject Company: Healthcare.com Corporation
Commission File No. 000-27056

POWER POINT PRESENTATION OF XCARE.NET, INC.

June 21, 2001

Exchanging Information in HealthCare


http://

XCare.net™

Forward-Looking Statements

All statements in this presentation, other than historical facts, are forward-looking statements. You are cautioned that these statements are merely estimates and predictions, and are subject to risks and uncertainties, including the risks (1) that the acquisition of Healthcare.com may not be completed on schedule or at all, (2) that even if the acquisition is completed, Healthcare.com's business may be difficult to integrate with XCare.net's business, (3) that XCare.net may not be successful in developing and maintaining relationships in the healthcare industry, and (4) that the healthcare industry may not accept a common technology platform or an Internet-based work flow, as well as other risks described in XCare.net's filings with the SEC, copies of which are available without charge from XCare.net or from the SEC at www.sec.gov. XCare.net will also be filing an S-4 registration statement relating to the Healthcare.com acquisition, which will contain important information about the acquisition. Please see "Where You Can Find More Information" below.

XCare.net

The "New XCare"

- **Addressing a large and growing market**
  - $6.3 billion in 2000, growing at a compound annual rate of 44% to $27.1 billion by 2004 ***(IDC, Yankee Group, CIBC)***

- **Upon completion of the transactions, the "new XCare" emerges as a leading provider of complete infrastructure and integration software solutions and services**
  - Enterprise-level technology, product, service capabilities
  - Focus on addressing and solving strategic, mission-critical needs and opportunities
  - 9th largest HCIT company

- **Customer value proposition: Total Business Integration**
  - Data + Application + Process integration
  - Connectivity, information exchange, collaboration
  - Lower costs, accelerated time to market, new business/revenue opportunities

XCare.net

Market Differentiators

- **Deep domain expertise in targeted vertical industries and sub-sectors**
  - Healthcare: payors, providers, biotech, pharma, PBM
  - Entertainment: music, film, publishing
- **Market-accepted technology and products**
  - End-to-end, XML-based software platform
    - XTiera™ -- leading eBusiness transaction platform
    - Cloverleaf/ConX -- leading integration engine in healthcare
    - ConferWeb -- advanced rapid application development and process management tools
- **High quality customer base**
  - More than 1000 referenceable clients
- **Seasoned management team**
  - Technology innovators and business managers
- **Cash**
  - Strong balance sheet with $78 million in cash on hand at March 31, 2001

XCare.net

Key Integration Initiatives

Technology and Product Solutions
- NOW Plug and play, out-of-the-box integration
- NOW Minimized custom code development
- NOW WebConX → XTiera → ConferWeb
- NOW Single vendor with best of breed product suite

Customer Cross-Selling
- NOW Distribution agreement with HCDC in place
- 2H Leverage expanded sales force (direct+indirect)
- 2H Key account penetration

Branding and Market Development
- 2H New name and corporate identity
- 2H Partner and channel strategy
- 2H Vertical market sector penetration

Organizational Integration
- NOW CEO communication and road shows
- 2H Key managers and business leaders in place
- 2H Corporate Intranet
- 2H Internal systems strategy

XCare.net

2001 Guidance

(In Thousands)	Q3 / 2001**			Q4 / 2001		
Revenue						
Software license fees	$ 3,000	-	3,200	$ 6,300	-	6,800
Recurring revenue	5,200	-	5,700	10,200	-	11,200
Professional services	7,300	-	7,600	11,500	-	12,000
Total revenue	15,500	-	16,500	28,000	-	30,000
Costs and expenses						
Cost of revenue	8,600	-	8,900	15,200	-	15,900
Sales and marketing	2,400	-	2,500	4,200	-	4,400
General and administrative	2,300	-	2,450	3,700	-	4,000
Research and development	1,300	-	1,400	2,300	-	2,500
Stock compensation	75	-	100	75	-	100
Total costs and expenses	14,675	-	15,350	25,475	-	26,900
Operating earnings*	825	-	1,150	2,525	-	3,100
Interest income, net	700	-	800	700	-	800
Net income before tax*	1,525	-	1,950	3,225	-	3,900
Income taxes	200	-	300	400	-	500
Earnings before goodwill*	$ 1,325	-	1,650	$ 2,825	-	3,400
Per share earnings before goodwill*						
Primary	$ 0.06	-	0.08	$ 0.10	-	0.12
Fully diluted	$ 0.05	-	0.07	$ 0.09	-	0.11
Shares used in per share calculations						
Primary	20,800		20,800	28,000		28,000
Fully diluted	24,100		24,100	31,600		31,600

* Excludes goodwill amortization.
** Assumes the Healthcare.com transaction closes prior to September 1, 2001.

XCare.net

2002 Guidance

(In Thousands)	2002		
Revenue			
Software license fees	$ 14,000	-	17,000
Recurring revenue	75,000	-	88,000
Professional services	71,000	-	85,000
Total revenue	160,000	-	190,000
Costs and expenses			
Cost of revenue	74,000	-	88,000
Sales and marketing	27,000	-	31,000
General and administrative	25,000	-	29,000
Research and development	17,000	-	19,000
Stock compensation	200	-	300
Total costs and expenses	143,200	-	167,300
Operating earnings*	16,800	-	22,700
Interest income, net	3,000	-	3,300
Net income before tax*	19,800	-	26,000
Income taxes	2,500	-	3,000
Earnings before goodwill*	$ 17,300	-	23,000
Per share earnings before goodwill*			
Primary	$ 0.60	-	0.80
Fully diluted	$ 0.53	-	0.71
Shares used in per share calculations			
Primary	28,700		28,700
Fully diluted	32,400		32,400

* Before goodwill amortization.

XCare.net

Additional Information

XCare.net will be filing an S-4 registration statement and other documents with the Securities and Exchange Commission (SEC). The registration statement will contain a prospectus of XCare.net relating to the common stock to be issued in the merger and a joint proxy statement of Healthcare.com and XCare.net relating to the approval of the merger by Healthcare.com's and XCare.net's respective stockholders. Investors and stockholders are urged to read the joint proxy statement/prospectus and any other relevant documents filed with the SEC when they become available because they will contain important information. Investors and stockholders will be able to receive the joint proxy statement/prospectus and other documents filed by XCare.net and/or Healthcare.com free of charge at the SEC's web site, www.sec.gov, from XCare.net at 6400 Fiddler's Green Circle, Suite 1400, Englewood, Colorado 80111, Attn: Investor Relations, or from Healthcare.com at 1850 Parkway Place, Suite 1100, Marietta, Georgia 30067, Attention: Investor Relations. In addition to the registration statement and the joint proxy statement/prospectus, XCare.net and Healthcare.com file annual, quarterly and special reports, proxy statements and other information with the SEC, which are also available free of charge at the SEC's web site, www.sec.gov, or from XCare.net or Healthcare.com by directing such requests to the respective investor relations contacts listed above.

Healthcare.com, XCare.net and each company's respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Healthcare.com in connection with the acquisition. Information about the directors and executive officers of Healthcare.com and their ownership of Healthcare.com stock is set forth in the proxy statement for Healthcare.com's 2001 annual meeting of stockholders held on May 11, 2001. Information about the directors and executive officers of XCare.net and their ownership of XCare.net stock is set forth in the proxy statement for XCare.net's 2001 annual meeting of stockholders held on June 7, 2001. The proxy statements for Healthcare.com's and XCare.net's 2001 annual meetings are available free of charge at the SEC's web site, www.sec.gov, or from XCare.net or Healthcare.com by directing such requests to the respective investor relations contacts listed above. Investors and stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus when it becomes available.

XCare.net